Exhibit 99.1

PRESS RELEASE

AerCap enters into US$2.6 billion purchase and leaseback agreement with LATAM Airlines Group for 25 widebody aircraft

Amsterdam, Netherlands; May 29, 2013 — AerCap Holdings N.V. (NYSE: AER) today announced that it has entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group (“LATAM”) for 25 widebody aircraft, with deliveries scheduled between 2013 and 2017. The aircraft consist of nine new Airbus A350-900s, four new Boeing 787-9s, and two new Boeing 787-8s from LATAM’s order backlog, and ten Airbus A330-200s with an average age of four years. The appraised value of the 25 aircraft is approximately $3 billion.

AerCap will purchase the aircraft from LATAM Airlines Group and immediately lease them back to LATAM. AerCap expects to finance the aircraft with a combination of funding from the capital markets, the bank markets, and its existing warehouse facility.

“AerCap is delighted to have completed this landmark transaction with LATAM Airlines Group, one of the global leaders of the airline industry and one of AerCap’s most prestigious customers for over 20 years,” said AerCap’s CEO Aengus Kelly. “This transaction provides AerCap with an attractive opportunity to expand our widebody portfolio with the most in-demand, new technology aircraft and to place them on long-term leases to one of the world’s leading airlines. The agreement with LATAM Airlines Group is evidence of the increasing opportunities we are seeing for large-scale transactions as many airlines begin to take delivery of the significant orders placed at the beginning of this decade and use operating leasing as a key financing tool.”

About LATAM Airlines Group

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 316 aircraft. In total, LATAM Airlines Group S.A. has more than 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has over $10 billion of assets and a fleet of 366 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com